Strategic Partners Mutual Funds, Inc.
For the period ended 10/31/05
File Number 811-0805

SUB-ITEM 77D
Policies With Respect to Security Investment

STRATEGIC PARTNERS MUTUAL FUNDS, INC.

Supplement dated August 17, 2005 to the Prospectus dated
August 5, 2005

This supplement sets forth changes to the Strategic
Partners Mutual Funds, Inc. (the "Company") Prospectus dated August 5, 2005.

The following language replaces the second full paragraph on page 18 of the Prospectus:

Note: Subject to Shareholder approval, the Strategic
Partners Bond Fund is expected to merge into Strategic
Partners Total Return Bond Fund (a series of Strategic
Partners Style Specific Funds) on or about August 19, 2005.
See "Management of the Funds - Proposed Reorganizations," herein for additional information.